July 14, 2014

Confidential

Mara Ransom, Assistant Director

Robert Babula, Staff Accountant

Jennifer Thompson, Accounting Branch Chief

Dean Brazier, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MOL Global, Inc. (CIK No. 0001604929) Draft Registration Statement on Form F-1 Response to Staff’s Comments dated July 3, 2014

Dear Ms. Ransom:

On behalf of our client, MOL Global, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 3, 2014. Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and the related exhibits via EDGAR to the Commission.

Attached as Exhibit A to this letter for review by the Staff is draft cover art that the Company proposes to include on the inside front and back covers of the prospectus which forms a part of the Registration Statement.

Securities and Exchange Commission

July 14, 2014

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Responses to the Staff’s Comments on July 3, 2014

Set forth below are the Company’s responses to the comments contained in the letter dated July 3, 2014 from the Staff. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

*        *        *

Corporation Structure, page 5

1.	Please revise your corporate structure diagrams to clarify the instances in which your beneficial interest does not necessarily encompass your voting interest. Specifically, we note that you have “effective control” over 87% of MOL Thailand, however, due to foreign ownership restrictions, we believe it is necessary to clarify the nature of your anticipated 87% ownership. This comment also applies to the diagrams that appear on pages 61 and 62.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 62 and 63 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Selected Statements of Operations Items, page 74

2.	We have read your response to comment 22 of our letter dated May 16, 2014 and note your disclosure on page 74 where you state, “The amount that we recognize as revenue depends on our revenue sharing arrangements with digital content providers, which is typically 20% of volume but can vary depending on local market practice, the content provider and the content. For example, based on local market practice, we have relatively favorable revenue sharing arrangements in Turkey and relatively less favorable revenue sharing arrangements in the Philippines and Indonesia.” Your current disclosure indicates your revenue sharing depends on the local market where you do business. Tell us what consideration you gave to providing a range of revenue sharing percentages for all geographic markets. Further, tell us if you considered disclosing the average duration of your revenue sharing arrangements. If you believe this aggregated information would disclose commercially sensitive information, please tell us why in reasonable detail.

Securities and Exchange Commission

July 14, 2014

The Company respectfully advises the Staff that the Company considered disclosing a range of revenue sharing percentages for all geographic markets and concluded that this would disclose commercially sensitive information. The Company’s revenue sharing arrangements are typically 20% of volume and most revenue sharing arrangements are at or near this level. However, there are certain outliers, particularly with respect to markets in which the Company has grown through acquisitions, in which cases the Company has adopted the existing revenue sharing arrangements of acquired subsidiaries, which may be substantially below or above the typical 20% level. As the Company negotiates new revenue sharing arrangements in the applicable markets, the Company expects that the range of revenue sharing arrangements is likely to narrow significantly, closer to the typical 20% revenue share.

To the extent a digital content provider currently provides the Company with a greater share of revenue than the lower end of the range, the Company believes there is a reasonable risk that such digital content provider may seek to reduce the Company’s revenue share in future negotiations on the basis that the Company has accepted a lower revenue share from other digital content providers. On this basis, the Company believes that the range of the Company’s revenue sharing arrangements is commercially sensitive information.

With respect to the duration of the Company’s revenue sharing arrangements, the Company respectfully advises the Staff that the Registration Statement at page 132 discloses that “Our agreements with content providers are typically for a term of one year with automatic renewal and may be terminated by either party on 30 days’ written notice.” Thus, investors may reasonably conclude that the average duration of the Company’s revenue sharing arrangements is less than one year and the Company believes it is not material to investors to disclose the duration of the Company’s revenue sharing arrangements with greater precision.

Results of Operations, page 79

3.	We have read your response to comment 23 of our letter dated May 16, 2014 and note the changes you have made to your filing. To assist us in understanding why you have not discussed the changes in exchange rates as part of your analysis of results of operations, please tell us the amount of revenue generated in each country in which you operated and the quantified impact on your consolidated revenue resulting from the changes in exchange rates for each such country for each of 2011, 2012, 2013, and interim 2014.

Securities and Exchange Commission

July 14, 2014

In response to the Staff’s comment, the Company has prepared an Excel worksheet (the “Foreign Currency Worksheet”), attached hereto as Exhibit B, which illustrates the quantified impact on the Company’s revenue, in each market where the Company operates other than Malaysia, resulting from changes in the exchange rate between the local currency of such country and the Malaysian Ringgit. The Company respectfully advises the Staff that the Company records each foreign currency transaction based on the exchange rate in effect as of the date of the transaction. However, because it would not be practical to present the Foreign Currency Worksheet on the basis of the exchange rate on the date of each transaction, the Company has prepared the Foreign Currency Worksheet based on (i) the exchange rate as of beginning of the period compared with the average exchange rate for each period and (ii) the exchange rate as of the end of each period compared with the average exchange rate for each period.

Based on the analysis presented in the Foreign Currency Worksheet, the Company concludes, with reference to requirement in Item 5.A.3 of Form 20-F, that the impact of foreign currency fluctuations has historically been immaterial to the Company’s revenue with respect to each foreign market where the Company operates and with respect to the Company as a whole.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 99 of the Registration Statement.

Business, page 120

4.	We note your response to comment 31 of our letter dated May 16, 2014. Here and throughout your filing where you discuss mobile commerce, please also disclose that revenue from mobile commerce was immaterial for all periods presented in your historical financial statements. We will not object if you also disclose that you expect mobile activity to become material in future periods, although you cannot predict when, if ever, that will occur.

Securities and Exchange Commission

July 14, 2014

In response to the Staff’s comment the Company has revised the disclosure on pages 2, 69, 123, 126, and 128 of the Registration Statement.

Financial Statements of MOL Global, Inc. for the Year Ended December 31, 2013, page F-2 3.6 Impairment of Goodwill, page F-16

5.	We have read your response to comment 40 of our letter dated May 16, 2014. It appears that multiple cash generating units were allocated an amount of goodwill that was significant in comparison with your total goodwill as of December 31, 2013 and 2012. Please tell us why you have not provided the disclosures required by paragraph 134 of IAS 36 for each of these cash generating units. With regards to your remaining cash generating units for which the amount of goodwill allocated to each unit is not significant in comparison with your total goodwill, please tell us why you have not provided the disclosure of this fact as requested in our prior comment.

The Company respectfully advises the Staff that the disclosure requirements of IAS 36 in paragraph 134(a): “the carrying amount of goodwill allocated to the unit,” (c) “the basis on which the unit’s (group of units’) recoverable amount has been determined (ie value in use or fair value less costs to sell),” (d) disclosures required “if the unit’s (group of units’) recoverable amount is based on value in use,” except that growth rate used to extrapolate cash projection and discount rate applied are averaged, and (f) requirements “if a reasonably possible change in a key assumption on which management has based its determination of the unit’s (group of units’) recoverable amount would cause the unit’s (group of units’) carrying amount to exceed its recoverable amount” (i-iii), are previously disclosed elsewhere in Notes 4, 20 and 39 to the Company’s financial statements.

In response to the Staff’s comment, the Company has revised the disclosures in Note 20 to the Company’s financial statements for the years ended December 31, 2013, 2012 and 2011 to cover in full the requirements in IAS 136 of paragraph 134 and 135. Please refer to page F-54 of the Registration Statement.

Securities and Exchange Commission

July 14, 2014

3.8 Revenue Recognition, page F-18

6.	We have read your response to comment 42 of our letter dated May 16, 2014 and have the following additional comments:

•	We note your revisions concerning refunds of MOLPoints and MOLReloads. Your current disclosure that these items “are not refundable to the Group” may not clearly convey who is requesting a refund from the Group. Please revise to indicate, if true, that the Group does not refund end users’ purchases as a matter of policy or practice.

The Company respectfully advises the Staff that sold MOLPoints and MOLReloads are not refundable to end users, except in the circumstances described below under the second and third bullets, respectively, of this response to the Staff’s comment 6. In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and F-17 of the Registration Statement.

•	Your current disclosure indicates that MOLPoints utilized are not refundable. However, your response indicates that unused MOLPoints held in MOLPoints user accounts are refundable to end-users. Please revise your footnote to disclose this to your readers.

The Company respectfully advises the Staff that MOLPoints are recognized as revenue upon redemption of the MOLPoints for the online purchase of goods. MOLPoints that have been redeemed are not refundable to end-users in any circumstances.

MOLPoints that have been sold but not yet redeemed are recognized as deferred revenue. Unredeemed MOLPoints deposited in MOLPoints accounts are not refundable except when an end-user terminates a MOLPoints account, the balance of which is refunded to the end-user. Also, pursuant to the Malaysia Unclaimed Moneys Act 1965, upon a MOLPoints account being dormant for a consecutive period of seven years, the balance in the account is transferred to the Malaysian Registrar of Unclaimed Moneys and the end-user may request a refund from the Malaysian Registrar of Unclaimed Moneys.

MOLPoints that have been sold but not deposited to a MOLPoints account and remain unredeemed for five years following the date of sale will expire and are recognized as revenue in the year of expiration and are not refundable to end-users.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and F-17 of the Registration Statement.

Securities and Exchange Commission

July 14, 2014

•	Your response indicates that “MOLReloads derives service revenue from the use of an application that facilitates electronic distribution of prepaid airtime and vouchers from external prepaid service providers to end-users through a terminal-based infrastructure.” However, you also state in your response that “MOLReloads distributes electronic vouchers.” Based on these statements, it is unclear to us whether you transfer electronic vouchers or PINs to end-users that the end-users must activate in order to receive prepaid mobile airtime or whether an end-user’s purchase through your MOLReloads business automatically results in their receipt of prepaid mobile airtime. Please tell us and revise your footnote disclosure to clarify this matter. If you transfer electronic vouchers or PINs to end-users that the end-users must activate in order to receive prepaid mobile airtime, please also revise your disclosure concerning refunds to clarify whether unused electronic vouchers or PINs are refundable to end-users.

The Company respectfully advises the Staff that MOLReloads derives service revenue from the use of an application that facilitates electronic distribution of prepaid airtime via electronic vouchers from external prepaid service providers to end-users through a terminal-based infrastructure. When an end-user purchases an electronic voucher, the terminal-based infrastructure issues an activated serial number (a “PIN”). The end-user can redeem the PIN to top up the end-user’s mobile airtime.

The Company does not refund electronic vouchers that have been purchased by end-users.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and F-17 of the Registration Statement.

7.	We have read your response to comment 43 of our letter dated May 16, 2014 and have the following additional comments:

•	Your response indicates that the fees you retain are based on the amount of consideration you generated from the sales of in-game virtual goods above a pre-specified amount to which the game developers are entitled. However, your footnote discloses that you pay game developers a fixed percentage based on total game point utilization. Please tell us and, if necessary, revise your disclosure to clarify whether you pay game developers a fixed amount such that you could pay them more than you generated in revenue or whether you pay game developers a fixed percentage of the revenue you generate.

Securities and Exchange Commission

July 14, 2014

The Company respectfully advises the Staff that the fees paid by the Company to game developers comprise (i) an upfront fee, which is payable upon entering into a license agreement with a game developer, recorded as intangible assets in our financial statements and amortized over the term of the exclusive license, which is typically between three and five years; and (ii) a continuous revenue share (or royalty), which is equal to a percentage of the total game point utilization and payable throughout the term of the license.

The Company has revised the disclosure on page 138 of the Registration Statement to state: “The cost of licensing games from game developers generally consists of an upfront licensing fee and royalties between 20% and 25% of our revenues from operating the games.”

•	Your response indicates that you sell game points that can be exchanged for in-game virtual goods. Please revise your disclosures concerning refunds to clarify whether unused game points are refundable to end-users.

The Company respectfully advises the Staff that page 137 of the Registration Statement discloses that: “MMOG.asia sells in-game items and virtual goods to game players and each of MMOG.asia’s games accepts MOLPoints and MMOG.asia’s online currency, MCoins, to purchase game credits.”

The Company’s refund policy with respect to MOLPoints is described above under the Company’s response to Staff’s comment 6.

With respect to MCoins, the balance of MCoins in an end-user’s account is not refundable, including upon closure of the end-user’s MMOG.asia account. However, pursuant to the Malaysia Unclaimed Moneys Act 1965, upon an MMOG.asia account being dormant for a consecutive period of seven years the balance of MCoins in the account is transferred to the Malaysian Registrar of Unclaimed Moneys and the end-user may request a refund from the Malaysian Registrar of Unclaimed Moneys.

Securities and Exchange Commission

July 14, 2014

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and F-18 of the Revised Draft Registration Statement.

•	Please explain to us in more detail how you concluded that revenue from MMOG Asia should be accounted for on a net basis.

Tell us more about how you considered your role in operating the gaming portal through which games and the related in-game virtual goods are accessed.

Also, tell us more about how you and the game developers negotiate the split of fees from sale of virtual goods to determine what portion you will retain and what portion you will pay to the game developers.

The Company respectfully advises the Staff that the Company considers the game developers as joint operators in providing access and services to all the game players in the MMOG.asia portal. The Company and the game developers apply an integrated system that enables the game developers to release the game points in MMOG.asia portal to end users.

The primary responsibility for fulfilling the obligations in the arrangement rests with the game developers. The enhancements of the digital content, or the decision to discontinue the products and services, or to improve, or change products and services, is in the sole discretion of the game developers. Also, in the event that there is a temporary service disruption (i.e., upgrade or maintenance of portal and server), the game developers are responsible for providing necessary services to end users.

The selling price of digital content to end users is fixed by the game developers. The revenue recognized by the Company is equivalent to the selling price of the digital content, net of the percentage royalty fee paid by the Company to the digital content provider.

The game developers are responsible for the design, improvement, upgrade and technical service of game versions and other development projects.

Securities and Exchange Commission

July 14, 2014

The Company hosts the online games through its online gaming portal “MMOG.asia” by providing gamers the access to the games within the territory as agreed with the game developers. The Company is responsible for marketing, distributing, conversion, top-up service, and customer support. The Company cannot access, change or alter digital content without written consent from the game developers. However, the Company can request the game developers to make necessary changes on the game for localisation purposes. The Company considers the games hosted on the MMOG.asia portal to be a joint operation or arrangement between the Company and the game developers. Accordingly, the Company believes it is appropriate to recognize revenue derived from the sale of in-game virtual goods based on the portion of the price to end-users that relates to the services provided by the Company (namely, hosting and marketing the games, among others), excluding royalty fees payable to the game developers.

The Company respectfully advises the Staff that based on industry practice for game publishers and game operators, fees paid by the Company to the game developers comprise (i) a fixed fee, which is payable upon entering into a license with a game developer; and (ii) a royalty fee, which is equal to a percentage of the total game point utilization and payable throughout the term of the license. The amount of the fixed fee depends on the quality of the game, the specific geographic markets in which it will be operated and the size of the overall market for the game. The amount of the royalty fee is typically between 20% and 25% of the Company’s revenue from operating the game.

12. Income Tax Expense, page F-36

8.	We have read your response to comment 45 of our letter dated May 16, 2014. Please explain to us why the overprovision related to the 2012 overstatement of non-deductible expenses was recorded in fiscal 2013. In this regard, explain to us in detail whether this adjustment represents the correction of an error. Refer to paragraph 41 of IAS 8. If this adjustment is a correction of an error, please further explain to us why you did not restate your fiscal 2012 income tax expense pursuant to paragraph 42(a) of IAS 8.

The Company respectfully advises the staff that the line item in the financial statements regarding overprovision in prior years indeed represents an adjustment between the provisional tax recorded at the time the statutory consolidated financial statements of the Company were issued and the amount that was ultimately reflected in the Company’s filing with the tax authority. The adjustment was accounted for as a change in management estimate. IAS 12, paragraph 46 states, “current tax liabilities (assets) for the current and prior periods shall be measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.” As the amount does not constitute a material error in the comparative information presented in the financial statements, it was adjusted in fiscal 2013. This disclosure is consistent with paragraph 80 of IAS 12 that requires the disclosure of adjustment of tax relating to prior periods.

Securities and Exchange Commission

July 14, 2014

16. Investment in Subsidiaries, page F-41

(b) Associate becomes Subsidiary, page F-43

9.	We note your response to comment 47 of our letter dated May 16, 2014. Please elaborate on your statement regarding MOL Thailand that “ordinary resolutions require a majority vote” by telling us what types of activities are covered by ordinary resolutions, what types of activities are covered by non-ordinary resolutions, and the voting percentage necessary to pass non-ordinary resolutions.

The Company respectfully advises the Staff that under Thai law, all matters tabled to the shareholders are to be treated as ordinary resolutions to be decided by a simple majority vote (i.e., the votes of more than 50% of the total vote of shareholders attending the meeting and having the right to vote), other than the following matters, each of which requires a special resolution (which must be passed by not less than three-fourths of the total vote of shareholders attending the meeting and having the right to vote):

•	Amendment to the Articles of Association;

•	Amendment to the Memorandum;

•	Capital increase;

•	Issuance of new shares that are fully or partly paid-up in kind;

•	Capital decrease;

•	Dissolution; and

•	Amalgamation.

As explained in the Company’s response to the Staff’s comment 47 of the Staff’s letter dated May 16, 2014, the Company has effective control of MOL Thailand as a result of the Company’s contractual right to appoint four directors to the board of directors of MOL Thailand, which comprises a total of six directors. Referring to IFRS 10 Consolidated Financial Statements B42, the Company has control based on the relative size of the investor’s voting rights compared to other investees. The Company evaluated control of MOL Thailand based on the concept of de facto control. As the largest shareholder of MOL Thailand, and having the right to appoint a majority of the directors of MOL Thailand, the Company has de facto control of MOL Thailand.

Securities and Exchange Commission

July 14, 2014

Financial Statements of MOL Global, Inc. for the Period Ended March 31, 2014, page F-114 Unaudited Condensed Interim Consolidated Statements of Changes in Equity, page F-118

10.	We note your response to comment 39 of our letter dated May 16, 2014. Given the sale of a 15% interest in your consolidated subsidiary MOLAP to His Royal Highness Sultan Ibrahim in February 2014, please tell us, citing the applicable accounting literature, how you considered the impact of this transaction on your interim financial statements and your non-controlling interests. If the sale of 15% of MOLAP to the Sultan is reflected in your interim financial statements, please explain to us in detail where and how it is reflected. Please also tell us how you will reflect in your financial statements the swap of the Sultan’s 15% interest in MOLAP for your shares once your financial statements are updated to encompass May 2014.

In response to the Staff’s comment, the Company respectfully clarifies that the interim financial statements were presented on the basis of the economic substance of the transaction, including that the 15% interest in MOL AccessPortal of His Royal Highness Sultan Ibrahim (the “Sultan”) was intended to form part of the Company’s overall initial public offering and listing scheme, such that it was the intention and mutual understanding of both MOL Ventures Pte. Ltd. (formerly known as MOL Global Pte. Ltd.) (“MOL Ventures”) and the Sultan that the Sultan’s equity interest in MOL AccessPortal would ultimately be exchanged for shares in the Company.

According to the Company’s restructuring plan, the Sultan’s 15% equity interest (14,724,330 ordinary shares) of MOL AccessPortal was exchanged for a 15% equity interest (8,834,598 ordinary shares) in the Company on May 8, 2014. The exchange of MOL Ventures’ 85% interest in MOL AccessPortal and the Sultan’s 15% interest in MOL AccessPortal shares for equivalent interests in the Company were intended to occur concurrently and to be treated as a single transaction; however, the exchange of the Sultan’s shares was completed later due to administrative delays. Therefore, the Company considers it to be appropriate to present the consolidated financial statements as if the two share exchanges occurred concurrently, as part of its intended equity restructuring plan, retrospectively from the beginning of the periods presented in the consolidated financial statements of the Company to reflect the substance of the arrangements between shareholders.

Furthermore, the sale transaction was a shareholder transaction between shareholders rather than a disposal of part of MOL AccessPortal, which is the predecessor entity. In effect, the operating entity was conducting its listing, and all shareholders of MOL AccessPortal, including the Sultan, were the participants in the intended initial public offering and listing scheme.

Securities and Exchange Commission

July 14, 2014

In reaching our conclusion that it was appropriate not to present a non-controlling interest, we considered that IFRS does not currently address this type of link transaction between shareholders. Thus, consistent with the guidance in IAS 8 paragraph 10, we considered the following guidance by analogy:

The concept in IFRS 10 Consolidated Financial Statements on linked transactions is that certain circumstances might indicate that multiple arrangements could be accounted for as a single transaction. In determining whether to account for the arrangements as a single transaction, the Company shall consider all the terms and conditions of the arrangements and their economic effects (IFRS 10 Application Guidance B97).

We further considered the guidance in Conceptual Framework for Financial Reporting of IFRS, under which the Company is required to assess the substance over the legal form of the transaction.

Extracts of BC3.26 Conceptual Framework for Financial Reporting of IFRS.

Substance over form is not considered a separate component of faithful representation because it would be redundant. Faithful representation means that financial information represents the substance of an economic phenomenon rather than merely representing its legal form. Representing a legal form that differs from the economic substance of the underlying economic phenomenon could not result in a faithful representation.

Therefore, the Company believes that it would be more appropriate to reflect the interim financial statements as if the exchange of the Sultan’s 15% interest in MOL AccessPortal for a 15% interest in the Company was part of the overall reorganization, instead of showing the 15% interest as non-controlling interest in the interim financial statements for the period ended March 31, 2014, and then subsequently accounting for this as an acquisition of non-controlling interest in May 2014 when the Sultan’s 15% interest in MOL AccessPortal was exchanged for a 15% interest in the Company, given that the transaction price was negotiated without regard to any potential change in value between the two dates.

The Company respectfully clarifies that the Sultan’s equity interest in the Company will be diluted from 15% to 14.7% upon the final corporate restructuring disclosed on page 60.

Securities and Exchange Commission

July 14, 2014

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

11.	We note from your disclosure on page P-2 that the acquisition of additional equity interests in MOL Thailand has not yet closed. In this regard, we note your reference to “the planned acquisition of 37.73% interest in MOL Thailand in 2014.” Please tell us in more detail how you determined that inclusion of this acquisition of additional interests in MOL Thailand qualifies for inclusion in pro forma financial statements under Article 11 of Regulation S-X. Specifically, please explain how you concluded this transaction is probable and that the effects are objectively measurable. As part of your response, tell us whether you have finished negotiating the agreements to acquire the additional 37.73% interest in MOL Thailand, when you expect to sign the agreements, and whether you expect any significant changes to any currently existing drafts of the agreements between now and when the agreements are signed.

In response to the Staff’s comment, the Company respectfully advises the Staff that the acquisition of an additional equity interest in MOL Thailand was completed on June 5, 2014 and the acquisition is not conditional on this offering. On this basis, the inclusion of this acquisition of an additional interest in MOL Thailand in the pro forma financial statements is appropriate under Article 11 of Regulation S-X. In addition, the acquisition will be reflected in the Company’s financial statements for the six months ended June 30, 2014, which the Company intends to file with the Commission as part of an amendment to the Registration Statement.

12.	We note your response to comments 7 and 14 of our letter dated May 16, 2014 concerning your acquisition of additional interests in MOL Thailand. Please tell us what percentage of equity interests you will own in MOL Thailand and describe to us in detail any additional beneficial interests you will own. If you obtain control through contracts rather than ownership of equity, please explain to us in detail the terms of the contracts and how you concluded these contracts result in accounting for MOL Thailand as if you owned 87% of it.

The Company respectfully advises the Staff that on June 5, 2014, the Company increased its 49% interest in MOL AccessPortal Co. Ltd. (“MOL Thailand”) to an effective 86.73% interest by acquiring an indirect 37.73% interest in MOL Thailand from Sweet River International Limited and Cloverleaf Valley Investments Ltd., in exchange for (i) 543,267 ordinary shares of the Issuer, representing a 0.9% interest in the Issuer on a post-restructuring basis, (ii) THB731 (MYR73.6), which the Company paid June 5, 2014, and (iii) approximately THB240 million (MYR24.2 million), which the Company is required to pay within 30 days after the completion of this offering.

Securities and Exchange Commission

July 14, 2014

In response to the Staff’s comment, the Company clarifies that the acquisition of the additional interest in MOL Thailand does not have any impact on the Company’s control over MOL Thailand as the Company controlled MOL Thailand prior to its acquisition of the additional effective 37.73% interest, as discussed in the response to the Staff’s comment 9 above.

In addition, the Company respectfully refers the Staff to the Company’s response to the Staff’s comment 16 below, in particular that the ownership structure of the Thai subsidiaries will be in compliance with applicable Thai law.

The revised structure of MOL Thailand as a result of the Company’s acquisition of the additional effective 37.73% interest is as follows:

In order for MOL AccessPortal, which is a wholly-owned subsidiary of the Company, to maintain effective control of MOL Thailand following the Company’s acquisition of its additional interest in MOL Thailand, the following mechanisms have been put in place at the level of the board of directors and shareholders of both the holding companies, namely MOL Holdings (Thailand) Co., Ltd. (“MOL Holdings”) and MOL Group (Thailand) Co., Ltd. (“MOL Group”):

1.	MOL AccessPortal has effective control of MOL Holdings through a minority protection mechanism which is reflected in the Articles of Association of MOL Holdings (the “MOL Holdings Articles”) as follows:

•	MOL AccessPortal has the right to nominate a majority of the board members of MOL Holdings, i.e., at least two directors out of three directors.

Securities and Exchange Commission

July 14, 2014

•	MOL AccessPortal has the right to nominate the chairman of the board of directors, who is entitled to have a casting vote in meetings.

•	A quorum for the board of directors meeting requires at least half of the total number of directors, which must include at least one director appointed by MOL AccessPortal. In this respect, the quorum cannot be formed without the presence of at least one director appointed by MOL AccessPortal.

•	All resolutions of the board of directors require a majority vote of the directors present, which must include at least one director appointed by MOL AccessPortal.

•	The authorized directors are any two directors, which must include at least one director appointed by MOL AccessPortal, jointly signing together with the seal.

•	A quorum for the shareholders meeting requires at least 70% of the total voting shares. If the quorum cannot be met in the first instance, the quorum for the adjourned meeting shall be at least 49% of the total voting shares. This means that the shareholders meeting requires the presence of MOL AccessPortal. The quorum of the adjourned meeting can be formed by MOL AccessPortal together with MOL Online Sdn. Bhd. (“MOL Online”) which owns one share of MOL Holdings.

•	A resolution of a shareholders meeting requires the majority votes of the shareholders who attend the meeting and are entitled to vote, except for matters that require a special resolution, e.g., an increase or reduction of the registered capital, conversion from a private limited company to a public limited company, or amendment of the MOL Holdings Articles which requires not less than 75% of the votes of the shareholders who attend the meeting and are entitled to vote.

•	Under Thai laws, it is necessary for a Thai company to pass a board or shareholders resolution to authorise the attendance and casting of votes at each shareholders meeting of its investee companies. If a resolution is tabled to the shareholders and there is a deadlock between the shareholders of MOL Holdings, the resolution to authorise the attendance and casting of votes at a shareholders meeting of MOL Group will not be passed and MOL Holdings will not be able to attend or vote that the shareholders meeting of MOL Group.

Securities and Exchange Commission

July 14, 2014

2.	The mechanism for simple majority control is used at the level of MOL Group which is reflected in the Articles of Association of MOL Group (the “MOL Group Articles”).

•	A quorum for a shareholders meeting requires at least 25% of the total voting shares. Therefore, since there are three shareholders in MOL Group – i.e., MOL AccessPortal, MOL Online and MOL Holdings – MOL AccessPortal, as a 49% shareholder, together with MOL Online which holds one share, can form a quorum for a shareholders meeting, without MOL Holdings’ participation (particularly in the case of a deadlock between the shareholders of MOL Holdings).

•	A resolution of a shareholders meeting requires a majority vote of the shareholders who attend the meeting and are entitled to vote, except for matters that require a special resolution (special resolutions require not less than 75% of the votes of the shareholders who attend the meeting and are entitled to vote). Therefore, MOL AccessPortal together with MOL Online (even without MOL Holdings) will be able to pass both ordinary and special resolutions.

•	Since MOL AccessPortal has control over the shareholders meetings of MOL Group, MOL AccessPortal will be able to nominate the entire board of directors of MOL Group and to appoint the authorized directors who can sign to bind MOL Group. However, MOL AccessPortal may allocate a seat for the director appointed by the other shareholders.

3.	The Articles of Association of MOL Thailand (the “MOL Thailand Articles”) have not been amended in connection with the restructuring of MOL Thailand and reflect simple majority control, similar to the MOL Group Articles. Because MOL AccessPortal has effective control over MOL Group, MOL AccessPortal has effective control of MOL Thailand.

Securities and Exchange Commission

July 14, 2014

13.	We note your response to comment 13 of our letter dated May 16, 2014 and the addition of pro forma financial statements to your filing. Assuming you believe the acquisition of additional interests in MOL Thailand meets the criteria of Article 11 for inclusion in pro forma financial statements, please tell us how you considered also including the issuance of shares to Javelin Venture Partners (Javelin) in your pro forma financial statements to promote a consistent definition of the “pro forma” transactions throughout your filing. In this regard, we note that the “pro forma” column in your capitalization table on page 49 and your “pro forma” net tangible book value as seen on page 52 encompass the acquisition of additional interests in MyCNX and MOL Thailand as seen in your pro forma financial statements plus the issuance of shares to Javelin.

The Company respectfully advises the Staff that the issuance of 65,349 ordinary shares of the Issuer, representing an approximate 0.1% interest in the Issuer on a post-restructuring basis, to Javelin Venture Partners was in consideration of the cancellation of a convertible promissory note jointly issued to Javelin by MOL Ventures Pte. Ltd. (formerly known as MOL Global Pte. Ltd.) and MOL AccessPortal in October 2012. The Company respectfully advises the Staff that it does not consider the issuance of shares to Javelin to be a material transaction.

In addition, the Company respectfully informs the Staff that the issuance of shares to Javelin was consummated on May 30, 2014. The Company intends to include interim financial statements for the six-month period ended June 30, 2014 (the “June 30, 2014 interim financial statements”) in its amended Registration Statement and this transaction will be reflected in the June 30, 2014 interim financial statements. Accordingly, investors will have the benefit of understanding the impact of this transaction based on the interim financial statements for the six-month period ended June 30, 2014. The Company respectfully informs the Staff that, upon filing of the amended Registration Statement which includes the Company’s historical statement of financial position as of June 30, 2014, the Company will revise the pro forma capitalization table on page 50 of the Registration Statement and pro forma tangible book value on the on pages 42 and 53 of the Registration Statement to exclude this transaction as an adjustment.

14.	Similarly, please tell us how you considered also presenting the receipt and use of proceeds from your offering to result in a column encompassing the same transactions as your “pro forma as adjusted” capitalization and net tangible book value amounts. As part of your response, tell us how you considered whether the receipt and use of proceeds will be material to your financial statements and to an investor. Refer to Rule 11-01(a)(8) of Regulation S-X. If you do not believe inclusion of these transactions in your pro forma financial statements is material given the other disclosures elsewhere in your filing, at a minimum, we would expect you to revise your disclosures in an appropriate place in your filing such as selected financial data or your narrative discussion of pro forma as adjusted capitalization to disclose the pro forma impact of the receipt and use of proceeds on your calculation of earnings per share. In this regard, your pro forma earnings per share calculation reflecting the receipt and use of proceeds should include only those ordinary shares whose proceeds are being reflected in pro forma adjustments to the income statement, such as proceeds used for debt repayment or business acquisitions.

Securities and Exchange Commission

July 14, 2014

The Company respectfully advises the Staff that the Company considers that the receipt and use of proceeds of this offering are material to the Company’s financial statements and to investors but the inclusion of these transactions in the Company’s pro forma financial statements is not material in light of the other disclosures in the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Registration Statement to present pro forma earnings per share, which are calculated after giving effect to the offering and the application of the proceeds of the offering, but only to the extent that the use of proceeds relates to transactions that are reflected in pro forma adjustments to the Company’s statements of comprehensive income.

15.	Please explain to us in more detail what is represented by pro forma adjustment (1). In doing so, explain to us in more detail what these costs represent, when they were actually incurred, and why presenting pro forma financial statements as if the additional acquisitions of MyCNX and MOL Thailand had been consummated on January 1, 2013 would result in the elimination of these costs from your 2013 statement of profit or loss. If you assumed these costs would have been incurred and expensed in 2012, please revise your pro forma footnote to better explain this.

In response to the Staff’s comment, the Company respectfully explains that the pro forma adjustment (1) primarily represents legal costs incurred in May and June 2014 in connection with the acquisitions of additional shares of MyCNX and MOL Thailand, respectively, which are not reflected in the historical financial statements of the Company for the year ended December 31, 2013 or for the three-month period ended March 31, 2014.

Securities and Exchange Commission

July 14, 2014

Referring to the Financial Reporting Manual 3250.1(c)(i), the transaction costs should be recognized in the pro forma statements as follows:

Direct, incremental costs of the specific acquisition which are not yet reflected in the historical financial statements of either the target or acquirer—No adjustment should be reflected in the pro forma income statement, but the pro forma balance sheet should reflect an adjustment (as the costs are non-recurring and directly related to the transaction).

Accordingly, the Company respectfully advises the Staff that the transaction costs were removed from the unaudited pro forma condensed consolidated statement of profit or loss for the year ended December 31, 2013 on page P-3 of the Registration Statement.

Exhibit Index, page II-5

16.	We note your indication that your Thai counsel, Baker & McKenzie Ltd., has opined that the ownership structure of your Thai subsidiaries is and will be in compliance with applicable Thai law. Please file this opinion as an exhibit to your registration statement or tell us why you do not believe it is necessary to do so.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the legal opinion of Baker & McKenzie Ltd. has been filed as an exhibit to the Registration Statement.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +65-6434-2980 or via e-mail at rajeev.duggal@skadden.com.

Very truly yours,

Rajeev P. Duggal

cc:	Ganesh Kumar Bangah, Chief Executive Officer, MOL Global, Inc.

Craig White, President, MOL Global, Inc.

Jimmy Lai, Partner, Deloitte

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP

Exhibit A

Prospectus Cover Art

MOL®

Money Online

Southeast Asia's largest e-payment enabler for online goods and services*

PROSPECTUS 2014

* According to Frost & Sullivan; by payment volume

A-1

Securities and Exchange Commission

July 14, 2014

920,000 distribution channels in 13 countries

6,500 games and 3,600 e-commerce merchants

MOL

Money Online

www.mol.com

A-2

Exhibit B

Foreign Currency Worksheet

*	Foreign exchange in average rate [Company to confirm]

*	The USD rate is the convenience translation rate, the noon buying rate in The City of New York for cable transfers of MYR as certified by customs purposes by the Federal Reserve Bank of New York for respective quarter/year end.

Interim 2014		Amount in Foreign Currency	In RM (per F-page)	Impact on revenue by using				Opening rate		P&L average rate
Countries	Foreign Currency			Opening rate		Closing rate			Closing rate
			*translated by average rate*	MYR	USD	MYR	USD
Indonesia	IDR	1,890,218,254.43	532,757.35	(9,735.29)	(2,983.54)	9,735.29	2,983.54	0.0003	0.0003	0.0003
Thailand	THB	81,628,041.53	8,277,196.55	77,659.78	23,800.12	(77,659.78)	(23,800.12)	0.1024	0.1005	0.1014
Singapore	SGD	381,405.56	997,239.67	9,113.22	2,792.90	(9,113.22)	(2,792.90)	2.6385	2.5908	2.6146
India	INR	—	—	—	—	—	—	—	—	—
Australia	AUD	29,606.00	88,717.72	(559.17)	(171.37)	559.17	171.37	2.9777	3.0155	2.9966
Philippines	PESO	50,310,066.21	3,716,368.14	43,733.30	13,402.79	(43,733.30)	(13,402.79)	0.0747	0.0730	0.0739
Turkey	TRY	3,570,907.72	5,439,126.72	85,443.32	26,185.51	(85,443.32)	(26,185.51)	1.5471	1.4993	1.5232
USA	USD	1,472,454.14	2,242,011.30	2,208.68	676.89	(2,208.68)	(676.89)	3.2645	3.2615	3.2630
Vietnam	VDONG	21,411,567,904.00	3,343,719.13	131,983.94	40,448.65	(131,983.94)	(40,448.65)	0.0002	0.0001	0.0002
Taiwan	TWD	486,814.00	57,550.92	126.34	38.72	(126.34)	(38.72)	0.1185	0.1180	0.1182

2013	Foreign Currency	Amount in Foreign Currency	In RM (per F-page)	Impact on revenue by using				Opening rate		P&L average rate
Countries				Opening rate		Closing rate			Closing rate
			*translated by average rate*	MYR	USD	MYR	USD
Indonesia	IDR	4,400,801,376.09	1,311,556.00	107,936.82	34,278.72	(107,936.82)	(34,278.72)	0.0003	0.0003	0.0003
Thailand	THB	285,496,484.10	29,375,019.00	454,225.16	144,253.42	(454,225.16)	(144,253.42)	0.1045	0.1013	0.1029
Singapore	SGD	1,103,970.25	2,805,308.00	(63,082.70)	(20,033.89)	63,082.70	20,033.89	2.4840	2.5983	2.5411
India	INR	3,295,044.69	184,503.00	8,926.54	2,834.90	(8,926.54)	(2,834.90)	0.0587	0.0533	0.0560
Australia	AUD	70,419.35	217,736.00	10,456.63	3,320.83	(10,456.63)	(3,320.83)	3.2405	2.9435	3.0920
Philippines	PESO	260,484,343.26	19,558,096.00	217,133.51	68,957.54	(217,133.51)	(68,957.54)	0.0759	0.0743	0.0751
Turkey	TRY	13,914,924.73	23,175,658.00	922,214.63	292,878.12	(922,214.63)	(292,878.12)	1.7318	1.5993	1.6655
USA	USD	643,733.10	2,063,120.00	(58,946.17)	(18,720.20)	58,946.17	18,720.20	3.1134	3.2965	3.2049
Vietnam	VDONG	42,305,884,226.62	7,006,921.00	237,979.52	75,577.85	(237,979.52)	(75,577.85)	0.0002	0.0002	0.0002
Taiwan	TWD	915,808.08	110,602.00	(476.36)	(151.28)	476.36	151.28	0.1202	0.1213	0.1208

2012		Amount in Foreign Currency	In RM (per F-page)	Impact on revenue by using				Opening rate		P&L average rate
Countries	Foreign Currency			Opening rate		Closing rate			Closing rate
			*translated by average rate*	MYR	USD	MYR	USD
Indonesia	IDR	3,637,757,175.52	1,209,554.26	45,471.96	14,733.97	(45,471.96)	(14,733.97)	0.0003	0.0003	0.0003
Thailand	THB	170,907,308.49	17,127,760.77	(12,533.20)	(4,061.05)	12,533.20	4,061.05	0.1001	0.1003	0.1002
Singapore	SGD	547,312.68	1,357,125.18	(16,427.13)	(5,322.77)	16,427.13	5,322.77	2.4496	2.5096	2.4796
India	INR	4,951,915.49	287,297.76	9,148.66	2,964.38	(9,148.66)	(2,964.38)	0.0599	0.0562	0.0580
Australia	AUD	8,211.01	26,345.91	6.54	2.12	(6.54)	(2.12)	3.2094	3.2078	3.2086
Philippines	PESO	244,790,125.10	18,017,981.15	(311,903.42)	(101,063.90)	311,903.42	101,063.90	0.0723	0.0749	0.0736
USA	USD	149,055.69	461,697.78	5,314.58	1,722.05	(5,314.58)	(1,722.05)	3.1331	3.0618	3.0975

2011		Amount in Foreign Currency	In RM (per F-page)	Impact on revenue by using				Opening rate		P&L average rate
Countries	Foreign Currency			Opening rate		Closing rate			Closing rate
			*translated by average rate*	MYR	USD	MYR	USD
Indonesia	IDR	—	—	—	—	—	—	—	—	—
Singapore	SGD	332,629.10	812,197.11	(16,243.94)	(5,314.73)	16,243.94	5,314.73	2.3929	2.4906	2.4418
India	INR	5,010,825.12	299,897.88	(5,997.96)	(1,962.43)	5,997.96	1,962.43	0.0587	0.0610	0.0599
Philippines	PESO	203,403,919.31	14,716,273.56	(294,325.47)	(96,298.09)	294,325.47	96,298.09	0.0709	0.0738	0.0724

B-1